UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

Therapeutic Solutions International, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
883378101
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this is filed: [ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 883378101	Page 2of 4 Pages

1	NAMES OF REPORTING PERSONSJohn Peck, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 217,500,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 217,500,000
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 24.71%
12	TYPE OF REPORTING PERSON IN

Item 1(a)

The name of the issuer is Therapeutic Solutions International, Inc.

Item 1(b)

The address of the Issuer's principal executive offices is: 4093 Oceanside Blvd., Suite B., Oceanside, CA 92056 Tel. Number: 1-760-295-7208

Item 2(a)

The name of reporting person is: John Peck, Jr.

Item 2(b)

The residence address of the Reporting Person is: 5009 El Secreto, #829, Rancho Santa Fe, CA 92067

Item 2(c)

The citizenship of the reporting Person is: USA

Item 2(d)

The title of the class of securities is: Common Stock

Item 2(e)

The CUSIP Number of the securities is: 883378101

Item 3

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4

Ownership:

The Reporting Person’s is the beneficial owner of 217,500,000, representing 24.71% of the class of securities.

The Reporting Person has:

(i)sole power to vote or to direct the vote of: 217,500,000 shares

(ii)shared power to vote or to direct the vote of: shares

(iii)sole power to dispose or to direct the disposition of: 217,500,000 shares

(iv)shared power to dispose or to direct the disposition of: shares

Item 5

Ownership of Five Percent or Less of Class: 24.71%

Item 6

Ownership of More than Five Percent on Behalf of another Person: 0

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Item 8

Identification and Classification of Members of the Group:

Item 9

Notice of Dissolution of Group:

Item 10

Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2018

/s/ John Peck, Jr.

Signature

John Peck, Jr.

Name